UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CAPTARIS, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

14071N104

(CUSIP Number)

Vector Capital III, L.P.

Vector Entrepreneur Fund III, L.P.

Vector Capital Partners III, L.L.C.

Alexander R. Slusky

c/o Vector Capital Corporation

456 Montgomery Street, 19th Floor

San Francisco, CA 94104

Telephone:  (415) 293-5000

Attn:  Alexander R. Slusky

with a copy to:

Michael J. Kennedy/Steve L. Camahort

O’Melveny & Myers LLP

275 Battery Street, Suite 2600

San Francisco, CA 94111

Telephone:  (415) 984-8700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 12, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14071N104

1.	Names of Reporting Persons. Vector Capital III, L.P. I.R.S. Identification Nos. of above persons (entities only) 87-0729513

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,582,361 shares of Common Stock

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,582,361 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,582,361

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.506%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 14071N104

1.	Names of Reporting Persons. Vector Entrepreneur Fund III, L.P. I.R.S. Identification Nos. of above persons (entities only) 71-1004492

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 107,599 shares of Common Stock

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 107,599 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 107,599 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.396%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 14071N104

1.	Names of Reporting Persons. Vector Capital Partners III, L.L.C. I.R.S. Identification Nos. of above persons (entities only) 20-2659379

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,689,960 shares of Common Stock

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,689,960 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,689,960 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.902%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 14071N104

1.	Names of Reporting Persons. Alexander R. Slusky I.R.S. Identification Nos. of above persons (entities only) Not applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,689,960 shares of Common Stock

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,689,960 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,689,960 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.902%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 1 (this “Amendment No. 1”) to the initial Schedule 13D filed with the Securities and Exchange Commission on behalf of Vector Capital III, L.P., a Delaware limited partnership (“VC III”), Vector Entrepreneur Fund III, L.P., a Delaware limited partnership (“Entrepreneur Fund”), Vector Capital Partners III, L.L.C., a Delaware limited liability company (“VCP III” and, together with VC III and Entrepreneur Fund, “Vector”) and Alexander R. Slusky, an individual (“Mr. Slusky” and, together with Vector, the “Reporting Persons”) on August 20, 2007 (the “Initial Statement”) is being filed pursuant to Rule 13d-2 of the Securities Exchange Act, as amended, on behalf of the Reporting Persons to amend certain information  previously  reported  by the Reporting Persons in the Initial Statement by adding the information set forth below to the items indicated.  Unless otherwise stated herein, all capitalized terms used in this Amendment No. 1 have the same meanings as those set forth in the Initial Statement.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented by inserting the following paragraph after the second paragraph thereof:

On September 12, 2007, following negotiations with the Company through its legal and financial advisors, the Company and Vector Capital Corporation (“VCC”) entered into a Confidentiality/Non-Disclosure Agreement (the “Confidentiality Agreement”), pursuant to which the Company agreed to provide to VCC and its potential financing sources certain confidential and proprietary information concerning the business and properties of the Company. Pursuant to the terms of the Confidentiality Agreement, VCC has agreed, among other things, to certain provisions that restrict VCC’s ability to directly or indirectly acquire additional securities of the Company prior to the date which six months from the date of the Confidentiality Agreement.  However, under certain circumstances set forth in the Confidentiality Agreement, some or all of such restrictions on VCC will terminate prior to the date set forth in the prior sentence. The description of the Confidentiality Agreement herein is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is attached hereto as Exhibit 2 and incorporated herein by reference.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended in its entirety as set forth below:

See Item 4 for a description of the Confidentiality Agreement.  A copy of the Confidentiality Agreement is filed herewith as an exhibit and incorporated herein by reference, and the description of the Confidentiality Agreement herein is qualified in its entirety by reference to the Confidentiality Agreement filed herewith.

Item 7.	Material to Be Filed as Exhibits

Item 7 is hereby supplemented as set forth below:
2 Confidentiality/Non-Disclosure Agreement by and between Vector Capital Corporation and Captaris, Inc., dated September 12, 2007.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 13, 2007
VECTOR CAPITAL III, L.P.
	By:	Vector Capital Partners III, L.L.C.,
its General Partner

	By:	/s/ Alexander R. Slusky
Name: Alexander R. Slusky
Title: Managing Member

VECTOR ENTREPRENEUR FUND III, L.P.
	By:	Vector Capital Partners III, L.L.C.,
its General Partner

	By:	/s/ Alexander R. Slusky
Name: Alexander R. Slusky
Title: Managing Member

VECTOR CAPITAL PARTNERS III, L.L.C.

	By:	/s/ Alexander R. Slusky
Name: Alexander R. Slusky
Title: Managing Member

ALEXANDER R. SLUSKY

/s/ Alexander R. Slusky
Alexander R. Slusky

INDEX TO EXHIBITS

Exhibit Number	Document

1

Joint Filing Agreement dated August 20, 2007, by and among Vector Capital III, L.P., Vector Entrepreneur Fund III, L.P., Vector Capital Partners III, L.L.C. and Alexander R. Slusky. (Incorporated by reference to Exhibit 1 to the Reporting Persons’ Schedule 13D filed with the Securities and Exchange Commission on August 20, 2007).

2	Confidentiality/Non-Disclosure Agreement by and between Vector Capital Corporation and Captaris, Inc., dated September 12, 2007.